Mercedes-Benz Auto Lease Trust 2015-A
Investor Report
Collection Period Ended 31-Jul-2015 **Page 1 of 5**

Amounts in USD

Dates

Collection Period No.	7			
Collection Period (from... to)	1-Jul-2015	31-Jul-2015		
Determination Date	13-Aug-2015			
Record Date	14-Aug-2015			
Payment Date	17-Aug-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Jul-2015	17-Aug-2015	Actual/360 Days	33
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Jul-2015	15-Aug-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	392,000,000.00	28,301,181.13	0.00	28,301,181.13	72.196891	0.000000
Class A-2A Notes	400,000,000.00	400,000,000.00	382,087,272.88	17,912,727.12	44.781818	0.955218
Class A-2B Notes	400,000,000.00	400,000,000.00	382,087,272.88	17,912,727.12	44.781818	0.955218
Class A-3 Notes	575,000,000.00	575,000,000.00	575,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	247,770,000.00	247,770,000.00	247,770,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,014,770,000.00**	**1,651,071,181.13**	**1,586,944,545.76**	**64,126,635.37**		

Overcollateralization	395,237,750.93	421,751,356.41	421,751,356.42
Total Securitization Value	**2,410,007,750.93**	**2,072,822,537.54**	**2,008,695,902.18**
present value of lease payments	854,201,184.71	574,874,272.39	536,752,586.65
present value of Base Residual Value	1,555,806,566.22	1,497,948,265.15	1,471,943,315.53

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	421,751,356.41	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	397,651,278.90	16.50%
Current Overcollateralization Amount	421,751,356.42	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.240000%	6,226.26	0.015883	28,307,407.39	72.212774
Class A-2A Notes	0.780000%	260,000.00	0.650000	18,172,727.12	45.431818
Class A-2B Notes	0.507300%	186,010.00	0.465025	18,098,737.12	45.246843
Class A-3 Notes	1.100000%	527,083.33	0.916667	527,083.33	0.916667
Class A-4 Notes	1.210000%	249,834.75	1.008333	249,834.75	1.008333
Total		**1,229,154.34**		**$65,355,789.71**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	39,903,611.39	(1) Total Servicing Fee	1,727,352.11
Net Sales Proceeds-early terminations (including Defaulted Leases)	29,126,471.32	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	9,088,221.08	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	18,769.05	(3) Interest Distributable Amount Class A Notes	1,229,154.34
Excess mileage included in Net Sales Proceeds	163,599.66	(4) Priority Principal Distribution Amount	0.00
Subtotal	78,118,303.79	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	64,126,635.37
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	383.84	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	78,118,687.63	(9) Excess Collections to Certificateholders	11,035,545.81
Reserve Account Draw Amount	0.00	**Total Distribution**	**78,118,687.63**
Total Available Funds	**78,118,687.63**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,727,352.11	1,727,352.11	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,229,154.34	1,229,154.34	0.00
thereof on Class A-1 Notes	6,226.26	6,226.26	0.00
thereof on Class A-2A Notes	260,000.00	260,000.00	0.00
thereof on Class A-2B Notes	186,010.00	186,010.00	0.00
thereof on Class A-3 Notes	527,083.33	527,083.33	0.00
thereof on Class A-4 Notes	249,834.75	249,834.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,229,154.34	1,229,154.34	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	64,126,635.37	64,126,635.37	0.00
Principal Distribution Amount	64,126,635.37	64,126,635.37	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38
Reserve Fund Amount - Beginning Balance	6,025,019.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	30.82
minus Net Investment Earnings	30.82
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	6,025,019.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	30.82
Net Investment Earnings on the Exchange Note	
Collection Account	353.02
Investment Earnings for the Collection Period	383.84

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	2,072,822,537.54	53,505
Principal portion of lease payments	27,332,758.10	
Terminations- Early	25,862,333.70	
Terminations- Scheduled	8,373,335.39	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,558,208.17	
Securitization Value end of Collection Period	2,008,695,902.18	52,302
Pool Factor	83.35%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	23.64	16.51
Weighted Average Seasoning (months)	10.77	17.88
Aggregate Base Residual Value	1,762,832,979.55	1,603,218,481.28
Cumulative Turn-in Ratio		86.86%
Proportion of base prepayment assumption realized life to date		149.94%
Actual lifetime prepayment speed		0.60%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	2,004,599,672.16	52,209	99.80%
31-60 Days Delinquent	3,072,435.21	71	0.15%
61-90 Days Delinquent	838,484.52	19	0.04%
91-120 Days Delinquent	185,310.29	3	0.01%
Total	2,008,695,902.18	52,302	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,375,988.31
Less Liquidation Proceeds	1,222,424.07
Less Recoveries	318,913.66
Current Net Credit Loss / (Gain)	(165,349.42)
Cumulative Net Credit Loss / (Gain)	44,611.28
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.002%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	35,417,888.95
Less sales proceeds and other payments received during	
Collection Period	37,594,264.73
Current Residual Loss / (Gain)	(2,176,375.78)
Cumulative Residual Loss / (Gain)	(11,228,540.35)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.466%)